UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 10, 2015

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Brady W. Dougan to leave Credit Suisse after eight years as CEO − Tidjane Thiam to become Chief Executive Officer

Zurich, March 10, 2015 The Board of Directors of Credit Suisse Group AG has appointed Tidjane Thiam as the new CEO. He will take over this position from Brady W. Dougan, who will step down at the end of June 2015 after eight years as CEO of Credit Suisse Group.

Urs Rohner, Chairman of the Board of Directors, said: “We are extremely grateful to Brady Dougan for his exceptional commitment, unparalleled personal contribution and leadership to Credit Suisse over many years. Brady has significantly and successfully shaped our company; he has kept our bank on track in recent years despite a complex environment and considerable headwinds in the global financial services industry. Brady and his management team have mastered even the most difficult challenges together.”

Urs Rohner continued: “With Tidjane Thiam, a strong and distinguished leader with an impressive track record in the global financial services industry will take the helm of our bank. His extensive international experience, including in wealth and asset management and in the successful development of new markets, provides a firm foundation for leading Credit Suisse. As CEO, he led Prudential to great success in challenging times.”

Tidjane Thiam is currently Group Chief Executive of Prudential plc, a London-based international financial services group with operations in the United States, Asia, Europe and Latin America. After a thorough evaluation process, which included internal as well as external candidates, the Board of Directors has appointed him as the new CEO of Credit Suisse Group. Born in Côte d’Ivoire, he was raised and educated in France (Ecole Polytechnique, Ecole Nationale Supérieure des Mines de Paris) and also holds an MBA from INSEAD. After several years at McKinsey & Company in Paris and New York, he worked for the government of Côte d’Ivoire, where his final post was as Minister of Planning and Development, before returning to McKinsey & Co. in Paris as a partner. From 2002 until 2008 Tidjane Thiam had leading roles at Aviva insurance company, prior to joining Prudential as their CFO. In 2009, he became Prudential’s CEO. He is married with two adult children. Tidjane Thiam speaks English, French, and German, and is a dual citizen of France and Côte d’Ivoire.

Brady Dougan joined Credit Suisse First Boston in 1990, where he headed the Equities business between 1996 and 2001, prior to his appointment as Global Head of Securities business in 2001. In 2003, he was appointed a member of the Executive Board of Credit Suisse Group, and from 2004 until 2005 he was CEO of Credit Suisse First Boston. After the merger of Credit Suisse First Boston with Credit Suisse in May 2005, he became CEO of the Investment Banking Division. In 2007, Dougan was appointed CEO of Credit Suisse Group and currently is one of the

Media Release
March 10, 2015 Page 2/4

longest serving CEOs of any major global bank. He will continue to serve as CEO through the end of June 2015 to ensure a flawless transition to Tidjane Thiam.

Brady Dougan said: "I am proud of what the management team and all the employees of Credit Suisse have achieved over the 25 years I have worked here, particularly the 8 years I have been CEO. We managed quite well through the crisis in 2008, we have anticipated and proactively evolved our business to the new market and regulatory requirements, and have been constructive and a thought leader in many of the new regulatory developments. As a consequence, the strategic return on equity last year was amongst the highest in the industry and our cumulative net new asset inflows exceeded those of our peers. Now is the right time for the organization and for me to transition out of the CEO role. Tidjane and I have worked together over the past six years, and I have tremendous respect for him."

Tidjane Thiam said: "I am honored to be offered the opportunity to lead this great institution and particularly to follow Brady, who has been such a distinguished CEO. Credit Suisse has an exceptional business, great people, a solid strategy and strong momentum. I look forward to working with the senior management team, the Board of Directors, and all the employees of Credit Suisse to maintain, further the strong momentum of the franchise and serve our clients in Switzerland and around the world."

Urs Rohner said: “I wish to thank Brady for his remarkable commitment to the bank and exceptional record of achievements over the past 25 years. Together with my colleagues on the Board of Directors and the Executive Board, we look forward to working with Tidjane at Credit Suisse.”

Live media conference with video webcast and telephone conference

Date	Tuesday, March 10, 2015

Time	15:30 Zurich / 14:30 London / 10:30 New York

Location	Credit Suisse Forum St. Peter, St. Peterstrasse 19, Zurich

Speakers	Urs Rohner, Chairman of the Board of Directors
Brady W. Dougan, Chief Executive Officer
Tidjane Thiam, designated Chief Executive Officer
The presentations will be held in English, German and French.
Simultaneous translations will be available.

Full details	Online at https://www.credit-suisse.com/ch/en/about-us/media/infokits/announcement-march-2015.html

Media Release
March 10, 2015 Page 3/4

Video webcast	Available in English, German and French

Telephone	Switzerland: +41 44 580 40 01
Europe: +44 1452 565 510
US: +1 866 389 9771
Reference: Credit Suisse Group Media Conference

You will be asked which conference you would like to join and you will then be placed accordingly.
English / call ID 3895726
German / call ID 3982056
French / call ID 4004208

Q&A session	Following the presentations, you will have the opportunity to ask questions live or via the webcast/telephone conference.

Playback	Replay available approximately two hours after the event by visiting
https://www.credit-suisse.com/ch/en/about-us/media/infokits/announcement-march-2015.html or by dialing:

Switzerland: +41 44 580 34 56
Europe: +44 1452 550 000
US: +1 866 247 4222
English / access number 3895726#
German / access number 3982056#
French / access number 4004208#

Information
Media Relations Credit Suisse, +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse, +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 45,800 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.

Media Release
March 10, 2015 Page 4/4

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2015 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalizations or confiscations in countries where we conduct operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries where we conduct operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk Factors” in I – Information on the company in our Annual Report 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Zsolt Zsigray
Zsolt Zsigray
Date: March 10, 2015		Vice President